MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2015

August 5, 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Oncolytics Biotech Inc.® as at and for the three and six months ended June 30, 2015 and 2014, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2014. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board.
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2015 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of REOLYSIN®, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN® Development Update For 2015

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal is to advance REOLYSIN® through the various stages of development required for successful pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.

Clinical Trial Program

Our clinical trial program is made up of six randomized Phase II clinical trials (our "Randomized Program") and nine other investigative clinical trials for a total of 15 clinical trials. During the second quarter of 2015, we announced our planned registration program for REOLYSIN®, received orphan drug designations for malignant gliomas and gastric cancer, received orphan drug status for pancreatic cancer, and expanded our clinical program to include a phase 1 study in pediatric patients with brain tumours.

Registration Program for REOLYSIN®

During the second quarter of 2015, we announced an update to our planned registration program for REOLYSIN®. Initially, we plan to focus on pursuing registration for REOLYSIN® in two indications: the neoadjuvant treatment of muscle-invasive bladder cancer and the treatment of glioblastoma. In addition, we will determine further indications and treatment types in which to pursue registration subject to clinical data from our ongoing Randomized Program and other investigative clinical studies.

Planned Registration Program - Muscle-Invasive Bladder Cancer

We have filed an Investigational New Drug Application ("IND") to conduct a small run-in study in patients with muscle-invasive bladder cancer. Pre-operative patients will be treated with a combination of gemcitabine, cisplatin and REOLYSIN® and assessed for histopathological response and safety. Subject to confirmation of histopathological responses attributable to REOLYSIN®, we would intend to conduct a larger registration study in this indication. As well, we plan to investigate the potential combination of immunotherapy, specifically checkpoint inhibitors, and REOLYSIN® in the treatment of bladder cancer.

Planned Registration Program - Gliomas

We also intend to conduct a separate small run-in study combining the standard of care (surgery followed by radiotherapy and temozolomide) with REOLYSIN® in adult patients. Subject to confirmation of responses, we would conduct a larger registration study using the better therapeutic regime in either pediatric or adult patients.

Orphan Drug Designations

During the second quarter of 2015, the FDA granted our Orphan Drug Designation application for malignant gliomas and the EMA granted our application for Orphan Drug status for pancreatic cancer. As well, we applied for and received from the FDA, Orphan Drug Designation for gastric cancer.

Clinical Program Expansion - US Phase 1 Pediatric Patients with Brain Tumors

During the second quarter of 2015, we announced that an IND containing the protocol titled "MC1472: Phase 1 Study of Replication Competent Reovirus (REOLYSIN®) in Combination with GM-CSF in Pediatric Patients with Relapsed or Refractory Brain Tumors" was active. The study sponsor is the Mayo Clinic based in Rochester, Minnesota, and the Study Chair is Dr. Richard Bram of the Mayo Clinic.

The study is an open-label Phase 1 trial to clarify the safety, and determine possible efficacy, of GM-CSF given prior to administration of intravenous REOLYSIN® for children with malignant high grade brain tumors. GM-CSF will be administered on days one and two of each cycle with REOLYSIN® administered on days three, four and five. Cycles will be given every 28 days for up to 12 cycles if patients remain without evidence of tumor progression and without intolerable toxicity. The primary outcome for the nine to 18 patients of the Phase 1 study will be safety and tolerability. Secondary goals include median progression free and overall survival in this patient population.

Eligible patients include those between the ages of 10 and 21 with histologically confirmed high grade (grade 3 or 4) primary brain tumor either classified as a glioma (including astrocytoma, anaplastic oligodendroglioma and glioblastoma multiforme), medulloblastoma, atypical teratoid/rhabdoid tumor or primitive neuroectodermal tumor. Patients must have no known curative therapy available and can have had up to two chemotherapy regimens for the brain tumor previously.

Clinical Trial - Immune Checkpoint Inhibitor Data

During the second quarter of 2015, we made a presentation titled "REOLYSIN® and Immune Therapy: Rationale for Combination Therapy" at the Royal Society of Medicine's Immuno-oncology: Using the Body's Own Weapons conference, held in London, UK. Our presentation included data from our single arm clinical study examining the use of REOLYSIN® in combination with gemcitabine in patients with advanced pancreatic cancer, PD-1 and PD-L1 up regulation data from a single arm clinical study examining the use of REOLYSIN® in patients with primary glioblastomas or brain metastases, as well as preclinical data.

The new clinical data showed:

1.	Clinical evidence that REOLYSIN® treatment results in immunological changes to both the tumor cells and the tumor microenvironment that is conducive to novel immune targeting interventions; and

2.
Updated results from our single arm pancreatic study in which pancreatic cancer patients received combination therapy with REOLYSIN® and gemcitabine demonstrated a median overall survival of 10.2 months, and one- and two-year survival rates of 45% and 24%, respectively.

Randomized Phase II Clinical Program

We are progressing through our Randomized Program that includes six randomized Phase II clinical trials investigating lung, ovarian, colorectal, pancreatic, prostate, and breast cancers and is currently in varying stages of enrollment. The objective of our Randomized Program is to examine the potential efficacy of REOLYSIN® over multiple indications in a randomized setting to determine which indication may be most susceptible to REOLYSIN® therapy, which predictive biomarkers can possibly be used, and the registration path for product approval. The randomized clinical trials included in our Randomized Program do not pre-screen patient tumors for certain biomarkers, but are considered "all comer" trials with respect to the histology of the patients' tumors. The primary objective for each of the randomized clinical trials within our Randomized Program is an analysis of progression free survival along with an analysis of overall survival as a secondary endpoint comparing the control and test arms within each trial. As well, each randomized clinical trial includes other multiple secondary endpoints dependent on the particular cancer indication, but in all cases includes an analysis of molecular factors that may be predictive of response (biomarker analysis). The National Cancer Institute of Canada ("NCIC") Clinical Trials Group sponsor our randomized Phase II colorectal, lung, prostate, and breast cancer trials. The US National Cancer Institute sponsor our randomized Phase II ovarian and pancreatic cancer trials.

We believe that as we progress through our Randomized Program we will develop a scientific understanding of REOLYSIN® that will include which cancer indications should be pursued in a Phase III setting, if progression free survival is a reasonable proxy for overall survival, and which predictive biomarkers should be used for screening patients.

Other Third Party Clinical Trials

In addition to sponsoring our Randomized Program, third party sponsored clinical trials ("Third Party Trials") have become a significant part of our overall clinical program. Third Party Trials have allowed us to expand our clinical program to include randomized and non-randomized clinical trials in additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our company sponsored trials. Our Third Party Trials require that we supply enough REOLYSIN® for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics. Our Third Party Trials are sponsored by the US National Cancer Institute (“NCI”), the National Cancer Institute of Canada Clinical Trials Group ("NCIC"), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”).

Manufacturing and Process Development

During the second quarter of 2015, we filled and labeled product from our existing supply of REOLYSIN® in order to supply our clinical trial program. As well, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN® is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval.
Collaborative Program
Abstracts/Posters Presented

Conference/Meeting	Abstract/Poster Title	Description/Conclusion
American Association for Cancer Research Annual meeting in Philadelphia, PA	Combination therapy of reovirus and PD-1 blockade effectively established tumor control via innate and adaptive immune responses
The authors concluded that in an immune-competent murine melanoma model the combination therapy of reovirus with PD-1 blockade confers significant survival benefit, by augmenting tumor-specific natural killer (NK) responses and specifically attenuating tumor-specific immunosuppression. These data also suggest that combination of PD-1 inhibition therapy with reovirus oncolytic/immunotherapy represents a readily translatable method to enhance the therapeutic efficacy.

American Association for Cancer Research Annual meeting in Philadelphia, PA	Oncolytic virus (RT3D) administration in combination with cetuximab in head and neck squamous cell cancer (HNSCC) models harboring active EGFR/RAS/P13K signaling
The authors concluded that in a transgenic mouse to test the therapeutic effect of combination of cetuximab treatment and RT3D infection in a mouse model of ras-driven oral SCC, RT3D infection exhibits a strong oncolytic effect in cetuximab resistant HNSCC with activated EGFR/RAS/MAPK signaling. The findings provided evidence that RAS independent molecular mechanisms can also support the RT3D proliferation in this subset of HNSCC.

American Association for Cancer Research Annual meeting in Philadelphia, PA	Synergistic mechanisms of oncolytic reovirus with bortezomib in overcoming therapy resistance of multiple myeloma
Using a number of multiple myeloma cell lines the authors concluded that not all multiple myeloma cell lines are amenable to reovrius mediated cell death and that this has important implications for the future use of reovirus as a therapeutic agent. Understanding the signaling pathways of resistant tumours will help develop a more personalized approach for reovrius therapy for multiple myeloma patients in the future.

American Association for Cancer Research Annual meeting in Philadelphia, PA	Oncolytic viral therapy with immune modulation is an effective novel treatment strategy for non-small cell lung cancer (NSCLC)
Using reovirus and sunitinib the researchers tested series of human and mouse lung cancer cell lines and concluded that reovirus and sunitinib combination therapy holds promise as a novel treatment strategy for NSCLC.

9th International Conference on Oncolytic Virus Therapeutics in Boston MA.	Targeting peripheral and lymph node resistant CLL with combination reovirus therapy
The authors studied chronic lymphocytic leukemia ("CLL") and the problems associated with eradicating minimal residual disease and drug resistance. They concluded that the combination of reovirus and ABT-263 could increase direct and immune-mediated killing of peripheral disease and that reovirus in combination with Fludarabine may be useful in targeting drug-resistant lymph node disease.

9th International Conference on Oncolytic Virus Therapeutics in Boston MA.	Oncolysis by reovirus as an immune priming mechanism with VSV-cDNA immunological boosting treats large established tumors
The authors looked at the treatment of established B16 melanoma tumors in a mouse model. They concluded that the local killing of cancer cells by one virus primed the immune system and, by using tumor antigens expressed from a second virus, it was possible to generate potent immunological responses that led to the rejection of well established tumors.

9th International Conference on Oncolytic Virus Therapeutics in Boston MA.	Monocyte carriage and delivery of reovirus-antibody complexes for melanoma oncolysis
The authors studied preexisting antiviral immunity and found evidence that there is an alternative mechanism by which systemically administered reovirus may gain access to tumors, even in the presence of neutralizing antibodies

Intellectual Property

At the end of the second quarter of 2015, we had been issued over 400 patents including 58 U.S. and 20 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

US Share Purchase Agreement
During the first six months of 2015, we issued 5,778,674 common shares under our share purchase agreement with Lincoln Park Capital, LLC for net cash proceeds of US$3,490,496.

"At the Market" Equity Distribution Agreement
During the first six months of 2015, we issued 18,419,204 common shares under our "At the Market" equity distribution agreement with Canaccord Genuity Inc. for net cash proceeds of US$15,192,315.

Financial Impact

We estimated at the beginning of 2015 that our cash requirements to fund our operations for the year would be approximately $16.0 million. Our cash usage for the first half of 2015 was $7,865,473 from operating activities and $29,597 for the acquisition of property and equipment. Our net loss for the six month period ending June 30, 2015 was $7,402,096.

Cash Resources

We exited the second quarter of 2015 with cash and short-term investments totaling $32,079,194 (see “Liquidity and Capital Resources”).

REOLYSIN® Development For 2015

Our planned development activity for REOLYSIN® in 2015 is made up of clinical, manufacturing, and intellectual property programs. Our 2015 clinical program includes the anticipated release of clinical data from our randomized NCIC Phase II colorectal clinical trial and our randomized US Phase II ovarian cancer trial. As well, we expect to complete patient enrollment in at least two of our randomized Phase II studies sponsored by the NCIC. We also expect to use our clinical data to assist in the determination of our regulatory path and the next steps for our clinical program.

Our 2015 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN® to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2015. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2015 will be approximately $16 million, but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Recent Developments - Subsequent to the Second Quarter of 2015

On July 6, 2015 we announced that a poster titled "Oncolytic Virus Therapy in Pancreatic Cancer: Clinical Efficacy and Pharmacodynamic Analysis of REOLYSIN® in Combination with Gemcitabine in Patients with Advanced Pancreatic Adenocarcinoma," was presented at the ESMO World Congress on Gastrointestinal Cancer. The poster, covered final results from our US Phase 2 clinical study in pancreatic cancer.

Highlights of the data presented include:

•	A survival analysis for 33 patients showing a median progression free survival (PFS) of four months and median overall survival (OS) of 10.2 months;

•	Data showing one- and two-year survival rates of 45% and 24%, respectively; and

•
An analysis demonstrating upregulation of immune checkpoint marker PD-L1 in post treatment tumours suggesting the potential to combine oncolytic viral therapy with anti-PD-L1 inhibitors in future trials.

A summary of the overall data compared to historical controls is shown below:

Treatment	Number of patients	Median PFS (months)	Median OS (months)	1-year survival (%)	2-year survival (%)
Gemcitabine (ACCORD 11) (Conroy et al., 2011)	171	3.3	6.8	20	2
Gemcitabine (MPACT) (Von Hoff et al., 2013; Goldstein et al., 2015)	430	3.7	6.6	22	5
Gemcitabine/REOLYSIN® (REO 017)	33	4.0	10.2	45	24

Of the 29 patients evaluable for clinical response, one patient had a partial response (PR), 23 had stable disease (SD) and five had progressive disease as their best response. This translated into a clinical benefit rate (CBR) (complete response (CR) + PR + SD) of 83%.

REO 017 is a U.S. Phase 2, single-arm clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in chemotherapy-naïve patients with advanced or metastatic pancreatic cancer. Eligible patients were treated with gemcitabine at 800 mg/m2 on days 1 and 8, and REOLYSIN® at 1x1010 TCID50 administered IV on days 1, 2, 8 and 9 every 3 weeks. Tumor assessment was performed every two cycles. The trial enrolled 33 evaluable patients (34 total) using a one sample, two-stage design. In the first stage, 17 patients were to be enrolled, and best response noted. If three or more responses were observed (defined as CR, PR, or SD for 12 weeks or more) among the 17 patients, the study would enroll an additional 16 patients for a total of at least 33 evaluable patients. As previously disclosed, this initial endpoint was met after six evaluable patients were enrolled. The primary objective of the trial was to determine the CBR of intravenous multiple doses of REOLYSIN® in combination with gemcitabine in patients with advanced or metastatic pancreatic cancer. The secondary objectives were to determine PFS, and to determine the safety and tolerability of REOLYSIN® when administered in combination with gemcitabine.

Second Quarter Results of Operations
(for the three months ended June 30, 2015 and 2014)

Net loss for the three month period ending June 30, 2015 was $3,850,258 compared to $4,718,163 for the three month period ending June 30, 2014.

Research and Development Expenses (“R&D”)

	2015 $	2014 $
Clinical trial expenses	122,727	1,414,591
Manufacturing and related process development expenses	827,184	638,642
Intellectual property expenditures	202,067	232,227
Research collaboration expenses	208,907	98,434
Other R&D expenses	962,394	992,813
Foreign exchange loss (gain)	141,189	(19,278)
Share based payments	7,086	197,626
Research and development expenses	2,471,554	3,555,055

Clinical Trial Program

	2015 $	2014 $
Direct patient expenses	122,727	1,414,591
Clinical trial expenses	122,727	1,414,591

Our clinical trial expenses were $122,727 for the second quarter of 2015 compared to $1,414,591 for the second quarter of 2014. During the second quarter of 2015, our clinical trial program activities declined as we continued to complete enrollment in our Randomized Program and close out fully enrolled clinical trials. During the second quarter of 2014, we incurred direct clinical trial expenses associated with our Randomized Program, primarily associated with the enrollment in our four randomized NCIC clinical trials, our two randomized clinical trials with the NCI and our CTRC clinical trial collaboration. In addition, we incurred costs associated with the monitoring, collection and analysis of the clinical data from stage 1 of our Phase III head and neck trial and the re-treatment of patients enrolled in our sponsored lung and colorectal clinical trials.

Manufacturing & Related Process Development (“M&P”)

	2015 $	2014 $
Product manufacturing expenses	568,664	434,493
Process development expenses	258,520	204,149
Manufacturing and related process development expenses	827,184	638,642

Our M&P expenses for the second quarter of 2015 were $827,184 compared to $638,642 for the second quarter of 2014. During the second quarters of 2015 and 2014, our product manufacturing costs mainly related to the fill, labeling and lot release testing of product to be used in our clinical trial program. As well, costs were incurred associated with shipping and storage of our bulk and vialed product.

Our process development expenses for the second quarter of 2015 were $258,520 compared to $204,149 for the second quarter of 2014. During the second quarters of 2015 and 2014, our process development activities focused on our validation master plan. These activities included assay development, optimization, validation and stability studies.

Intellectual Property Expenses

	2015 $	2014 $
Intellectual property expenses	202,067	232,227

Our intellectual property expenses for the second quarter of 2015 were $202,067 compared to $232,227 for the second quarter of 2014. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the second quarter of 2015, we had been issued over 400 patents including 58 U.S. and 20 Canadian patents, as well as issuances in other jurisdictions.

Research Collaborations

	2015 $	2014 $
Research collaborations	208,907	98,434

Our research collaboration expenses for the second quarter of 2015 were $208,907 compared to $98,434 for the second quarter of 2014. During the second quarters of 2015 and 2014, our research collaborations included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2015 $	2014 $
R&D consulting fees	51,550	61,070
R&D salaries and benefits	772,917	753,575
Other R&D expenses	137,927	178,168
Other research and development expenses	962,394	992,813

Our Other Research and Development expenses for the second quarter of 2015 were $962,394 compared to $992,813 for the second quarter of 2014. During the second quarters of 2015 and 2014, our Other Research and Development activities focused on supporting our clinical trial program. With our shift to include clinical trials sponsored by third parties, the support required has been relatively consistent over these two periods.

Share Based Payments

	2015 $	2014 $
Share based payments	7,086	197,626

Share based payments are a result of activity related to our stock option plan. During the second quarter of 2015, our non-cash share based payment expenses were $7,086 compared to $197,626 for the second quarter of 2014. In the second quarters of 2015 and 2014, we incurred stock based compensation associated with the vesting of previously granted stock options.

Operating Expenses

	2015 $	2014 $
Public company related expenses	874,598	602,002
Office expenses	454,017	400,923
Amortization of property and equipment	44,852	38,512
Share based payments	48,588	168,378
Operating expenses	1,422,055	1,209,815

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our US and Canadian stock listings. Our public company related expenses were $874,598 for the second quarter of 2015 compared to $602,002 for the second quarter of 2014. During the second quarter of 2015, our public company expenses increased compared to the second quarter of 2014 mainly due to an increase in investor relations activities, professional fees and costs associated with our annual general meeting held in Chicago.

Office expenses include compensation costs (excluding share based payments), office rent and other office related costs. Our office expenses were $454,017 for the second quarter of 2015 compared to $400,923 for the second quarter of 2014. During the second quarters of 2015 and 2014, the activities associated with our office expenses remained relatively consistent.

During the second quarter of 2015, our non-cash share based payment expenses were $48,588 compared to $168,378 for the second quarter of 2014. We incurred stock based compensation associated with the vesting of previously granted stock options along with the grant of stock options to our new directors elected at the 2015 and 2014 Annual General Meetings.

Results of Operations
(for the six month period ending June 30, 2015 and 2014)

Net loss for the six month period ending June 30, 2015 was $7,402,096 compared to $10,203,614 for the six month period ending June 30, 2014.

Research and Development Expenses (“R&D”)

	2015 $	2014 $
Clinical trial expenses	661,894	2,708,863
Manufacturing and related process development expenses	1,415,775	1,469,411
Intellectual property expenditures	572,918	579,520
Research collaboration expenses	401,822	375,685
Other R&D expenses	1,919,661	1,981,834
Foreign exchange loss (gain)	(158,033)	212,680
Share based payments	83,056	405,396
Research and development expenses	4,897,093	7,733,389

Clinical Trial Program

	2015 $	2014 $
Direct patient expenses	661,894	2,708,863
Clinical trial expenses	661,894	2,708,863

Our clinical trial expenses were $661,894 for the six month period ending June 30, 2015 compared to $2,708,863 for the six month period ending June 30, 2014. During six month period ending June 30, 2015, our clinical trial program activities have declined as we continued to complete enrollment in our Randomized Program and close out fully enrolled clinical trials. During the six month period ending June 30, 2014, our clinical trial program activities mainly related to the continued enrollment in our Randomized Program along with the enrollment in our other Third Party Trials. As well, we incurred costs associated with the monitoring, collection and analysis of the clinical data from stage 1 of our Phase III head and neck trial and the re-treatment of patients enrolled in our other sponsored clinical trials.

We still expect our clinical trial expenses to continue to decrease in 2015 compared to 2014 until we select our regulatory path and define the next steps in our clinical program. Though we do not control the clinical operations of our Third Party Trials, we expect to continue to incur expenses associated with patient enrollment as well as related support costs. These expenses are expected to be less than the typical costs associated with directly funding similar clinical trials. We also expect to incur regulatory consulting activities and associated costs in order to support our decisions pertaining to our regulatory path and the next steps for our clinical program. Finally, we expect to continue to incur patient enrollment costs for the two clinical trials that we are directly funding.

Manufacturing & Related Process Development (“M&P”)

	2015 $	2014 $
Product manufacturing expenses	965,744	979,719
Process development expenses	450,031	489,692
Manufacturing and related process development expenses	1,415,775	1,469,411

Our M&P expenses for the six month period ending June 30, 2015 were $1,415,775 compared to $1,469,411 for the six month period ending June 30, 2014. During the six month periods ending June 30, 2015 and 2014, our production manufacturing activities remained relatively consistent and related to the fill, labeling and lot release testing of product to be used in our clinical trial program. As well, costs were incurred associated with shipping and storage of our bulk and vialed product.

Our process development expenses for the six month period ending June 30, 2015 were $450,031 compared to $489,692 for the six month period ending June 30, 2014. During the six month periods ending June 30, 2015 and 2014, our process development activities focused on our validation master plan. These activities included assay development, optimization, validation and stability studies.

We still expect our M&P expenses for 2015 to increase compared to 2014. In 2015, we expect to fill, label and store sufficient product in preparation for a registration study. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2015 $	2014 $
Intellectual property expenses	572,918	579,520

Our intellectual property expenses for the six month period ending June 30, 2015 were $572,918 compared to $579,520 for the six month period ending June 30, 2014. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the first half of 2015, we had been issued over 400 patents including 58 U.S. and 20 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2015 compared to 2014.

Research Collaborations

	2015 $	2014 $
Research collaborations	401,822	375,685

Our research collaboration expenses for the six month period ending June 30, 2015 were $401,822 compared to $375,685 for the six month period ending June 30, 2014. During the six month periods ending June 30, 2015 and 2014, our research collaborations included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We still expect to complete our ongoing collaborative program carried over from 2014 and will continue to be selective in the types of new collaborations we enter into in 2015.

Other Research and Development Expenses

	2015 $	2014 $
R&D consulting fees	103,665	136,643
R&D salaries and benefits	1,548,157	1,552,522
Other R&D expenses	267,839	292,669
Other research and development expenses	1,919,661	1,981,834

Our Other Research and Development expenses for the first half of 2015 were $1,919,661 compared to $1,981,834 for the first half of 2014. With our shift to Third Party Trials, the support required has been relatively consistent over these two periods.

We still expect that our Other Research and Development expenses in 2015 will remain consistent compared to 2014.

Share Based Payments

	2015 $	2014 $
Share based payments	83,056	405,396

Share based payments are a result of activity related to our stock option plan. During the first half of 2015 and 2014, these amounts related to the vesting of previously granted stock options.

Operating Expenses

	2015 $	2014 $
Public company related expenses	1,529,135	1,432,293
Office expenses	898,084	825,402
Amortization of property and equipment	89,982	78,169
Share based payments	87,588	265,205
Operating expenses	2,604,789	2,601,069

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the first half of 2015, the costs associated with our public company listing fees, our investor relations activities and the cost of our Annual General Meeting increased compared to the first half of 2014.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the first half of 2015, we incurred office expenses of $898,084 compared to $825,402 during the first half of 2014. During the first half of 2015 and 2014, the activities associated with our office expenses remained relatively consistent.

During the six month period ending June 30, 2015, our non-cash share based payment expenses were $87,588 compared to $265,205 for the six month period ending June 30, 2014. We incurred stock based compensation associated with the vesting of previously granted stock options along with the grant of stock options to our new directors elected at the 2015 and 2014 Annual General Meetings.

We still expect our operating expenses in 2015 to remain consistent with 2014.

Commitments

As at June 30, 2015, we are committed to payments totaling $3,574,000 during the remainder of 2015 for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

(unaudited)	2015		2014				2013
(amounts in thousands, except per share data)	June	March	Dec.	Sept	June	March	Dec.	Sept
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	3,850	3,552	3,779	4,637	4,718	5,485	5,792	6,114
Basic and diluted loss per common share(2)	$0.03	$0.04	$0.04	$0.05	$0.05	$0.06	$0.07	$0.07
Total assets(3)	33,190	31,445	17,193	18,079	20,047	23,036	28,222	32,549
Total cash(1), (3)	32,079	30,639	16,185	17,045	18,912	22,188	27,222	31,474
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)	Included in net loss and loss per common share between June 2015 and July 2013 are quarterly stock based compensation expenses
(recovery) of $55,675, $114,970, $109,902, $199,821, $366,005, $304,597, 233,028, and (59,497), respectively.

(3)
We issued 24,197,878 common shares for net cash proceeds of $23.4 million in 2015 (2014 - 8,708,676 common shares for net cash proceeds of $9.0 million; 2013 - 8,093,533 common shares for net cash proceeds of $30.4 million)

(4)	We have not declared or paid any dividends since incorporation.
Liquidity and Capital Resources
2015 Financing Activities

US Share Purchase Agreement
During the first six months of 2015, we issued 5,778,674 common shares under our share purchase agreement with Lincoln Park Capital, LLC for net cash proceeds of US$3,490,496.

"At the Market" Equity Distribution Agreement
During the first six months of 2015, we issued 18,419,204 common shares under our "At the Market" equity distribution agreement with Canaccord Genuity Inc. for net cash proceeds of US$15,192,315.

2014 Financing Activities

U.S. Share Purchase Agreement
On February 27, 2014, we entered into a common share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") that provided us with an initial investment in Oncolytics of U.S.$1.0 million and makes available additional periodic investments of up to US$25.0 million over a 30-month term.
During the six month period ending June 30, 2014, we issued 2,733,579 common shares for net proceeds of approximately US$3,360,367.
Liquidity

As at June 30, 2015, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	June 30, 2015 $	December 31, 2014 $
Cash and cash equivalents	30,018,217	14,152,825
Short-term investments	2,060,977	2,031,685
Working capital position	29,663,447	13,293,817

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations mainly through the issue of additional capital via public and private offerings and through the exercise of warrants and stock options. During the first quarter of 2015, we were able to raise funds through our Share Purchase Agreement with LPC and our "At the Market" equity distribution agreement with Canaccord Genuity Inc. (our "Financing Arrangements").

We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements. In an effort to be able to evaluate all types of financing arrangements, we maintain a current short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement. Our Base Shelf expires on September 1, 2016.

Maintaining our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. By utilizing our Base Shelf, we were able to enter into our Financing Arrangements.

The combination of our Financing Arrangements provide us with access, subject to the terms and conditions of each arrangement, to US$46 million of which we have raised approximately a total of US$27.9 million. We expect to continue to access our Financing Arrangements to help support our current clinical trial, manufacturing, intellectual property and collaboration programs. We anticipate that the expected cash usage from our operations in 2015 will be approximately $16 million. Despite the anticipated change in our cash requirements compared to 2014, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources and access to additional cash resources through our Financing Arrangements to fund our presently planned operations towards the end of 2016. Factors that will affect our anticipated cash usage in 2015 and 2016, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2015.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of June 30, 2015, we had $2.1 million invested under this policy, currently earning interest at an effective rate of 1.35%.
Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at June 30, 2015, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from financing activities. For the six month ending June 30, 2015, the impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss by approximately $83,580.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss for the six month period ending June 30, 2015 by approximately $21,648. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss for the six month period ending June 30, 2015 by approximately $18,726.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at June 30, 2015 are as follows:

	U.S. Dollars $	British Pounds £	Euro €
Cash and cash equivalents	10,960,359	66,291	14,328
Accounts payable	(229,710)	(30,688)	—
	10,730,649	35,603	14,328

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.
Other MD&A Requirements

We have 117,981,672 common shares outstanding at August 5, 2015. If all of our options (5,531,394) were exercised we would have 123,513,066 common shares outstanding.

Our 2015 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2015 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.